

September 28, 2010

Ms. Tammy-Lynn McNabb
Chief Executive Officer
Welwind Energy International Corp.
203 22561 Dewdney Trunk Rd.
Maple Ridge, British Columbia
Canada V3K 2R1

> **Re:** **Welwind Energy International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 23, 2010**
> **File No. 000-26673**

Dear Ms. McNabb:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Financial Statements for the Year Ended December 31, 2009, page 21

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your auditors, M&K CPAS, PLLC, appear to have offices only in Houston, Texas. Please explain to us whether and how your auditors are able to audit your wind farm projects in China. In your response, please quantify the assets and expenses related to your Chinese wind farms, tell us whether your auditors travel to China to perform the audit, and tell us how your auditors are able to communicate with the employees at your Zhanjiang office.

Note 3. Summary of Significant Accounting Policies, page F-6

a) Basis of Presentation, page F-6

2. Please explain to us, and revise future filings to clarify, whether you consolidate the Chinese subsidiaries through which you operate wind farm projects in China. If so, please explain your basis in GAAP for consolidating these entities, since we assume you do not directly own the equity of Chinese companies.

Note 8. Commitments, page F-11

3. We read in Note 8(a) that as of June 30, 2009, you had commenced construction on the plant for your wind project with Yangxi City and your agreement with that city was in good standing. Please reconcile this disclosure to your statement on page 13 under Recent Business Developments that you have decided to focus on the Zhanjiang project and will no longer be pursuing the Yangxi project. If you have decided not to pursue the Yangxi project, please explain to us in detail why you did not impair the assets related to the Yangxi project in your December 31, 2009 financial statements. Your response should quantify the amount of assets capitalized at December 31, 2009 related to the Yangxi project.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 4. Controls and Procedures, page 24

4. We note that the conclusion of your Management including your Principal Executive Officer and Principal Financial Officer is as of March 31, 2010. Please amend your filing to provide a conclusion of your Management as of June 30, 2010, the end of the period covered by this report. Refer to Item 307 of Regulation S-K.

Exhibit 31.1

5. When you amend your Form 10-Q as requested above, please provide updated certifications that are <u>exactly</u> as set forth in Item 601(b)(31) of Regulation S-K, including ensuring that you refer to your company as the "registrant" rather than the "small business issuer."

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Sondra Snyder at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding the comments or any other matters.

                                        Sincerely,

                                        Jennifer Thompson
                                        Branch Chief